May 19, 2014

T. Rowe Price Real Assets Fund, Inc.

100 East Pratt Street

Baltimore, MD 21202

T. Rowe Price Global Infrastructure Fund

a series of T. Rowe Price International Funds, Inc.

100 East Pratt Street

Baltimore, MD 21202

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) T. Rowe Price Real Assets Fund, Inc. (“Acquiring Fund”), a Maryland corporation; (ii) T. Rowe Price Global Infrastructure Fund (“Acquired Fund”), a separate series of T. Rowe Price International Funds, Inc. (“Portfolio”), a Maryland corporation; and (iii) the holders (“Shareholders”) of voting shares of common stock of the Acquired Fund (“Acquired Fund Shares”), when the Shareholders receive solely voting shares of common stock of the Acquiring Fund (“Acquiring Fund Shares”) in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange for Acquiring Fund Shares (“Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated January 31, 2014, adopted by the Board of Directors of the Portfolio on behalf of the Acquired Fund and the Board of Directors of the Acquiring Fund (“Plan”). This opinion is being delivered pursuant to section 7 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

T. Rowe Price Real Assets Fund, Inc.

T. Rowe Price Global Infrastructure Fund

May 19, 2014

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Prospectus/Proxy Statement filed by the Acquiring Fund and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (“Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

• the acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its Shareholders of Acquiring Fund Shares in complete liquidation of the Acquired Fund, all pursuant to the Plan, satisfies the requirements of section 368(a) of the Code;

• under sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

• under section 361(c) of the Code, the Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization;

• under section 354 of the Code, Shareholders will not recognize gain or loss on the receipt of Acquiring Fund Shares solely in exchange for their Acquired Fund Shares;

• under section 358 of the Code, the aggregate basis of the Acquiring Fund Shares received by each Shareholder will be the same as the aggregate basis of the Acquired Fund Shares exchanged therefor;

T. Rowe Price Real Assets Fund, Inc.

T. Rowe Price Global Infrastructure Fund

May 19, 2014

• under section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Shareholder will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the Shareholder held the Acquired Fund Shares at the time of the Reorganization as a capital asset;

• under section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of assets of the Acquired Fund in exchange for Acquiring Fund Shares;

• under section 362(b) of the Code, the adjusted basis to the Acquiring Fund of the assets of the Acquired Fund received by the Acquiring Fund in the Reorganization will be the same as the adjusted basis of those assets in the hands of the Acquired Fund immediately before the exchange, except for certain adjustments that may be required to be made as a result of the close of the Acquired Fund’s taxable year due to the Reorganization or as a result of gain recognized on the transfer of certain assets of the Acquired Fund; and

• under section 1223(2) of the Code, the Acquiring Fund’s holding periods with respect to the assets of the Acquired Fund that the Acquiring Fund acquires in the transaction will include the respective periods for which those assets were held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset and except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund).

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year. Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion as an amendment to the Acquiring Fund’s registration statement on Form N-14 (“Registration Statement”) and to the reference to us in the Prospectus/Proxy Statement included as part of the Registration Statement.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP

Willkie Farr & Gallagher LLP